Exhibit 99.1

LumiraDx Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

LONDON, April 24, 2023 (GLOBE NEWSWIRE) -- LumiraDx Limited (Nasdaq: LMDX)(the “Company”) today announced that it has received notification (the “Notification”) from The Nasdaq Stock Market LLC that it is not in compliance with the minimum bid price requirement in Nasdaq Listing Rule 5450(a)(1) for continued listing on the Nasdaq Global Market, since the closing bid price for the Company’s common shares on the Nasdaq Global Market was below US$1.00 for 30 consecutive trading days. Nasdaq Listing Rule 5450(a)(1) requires the common shares to maintain a minimum bid price of US$1.00 per share (the “Minimum Bid Requirement”), and Nasdaq Listing Rule 5810(c)(3)(A) provides that failure to meet such requirement exists if the deficiency continues for a period of 30 consecutive business days.

The Notification has no immediate effect on the listing of the Company’s common shares on the Nasdaq Global Market. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of Notification, which was April 21, 2023, to regain compliance with the Minimum Bid Requirement, during which time the common shares will continue to trade on the Nasdaq Global Market. If at any time before October 18, 2023, the bid price of the common shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement. In the event the Company does not regain compliance with the Minimum Bid Requirement by October 18, 2023, the Company may be eligible for an additional period of 180 calendar days to regain compliance or may be subject to delisting of the common shares from the Nasdaq Global Market.

The Company will continuously monitor the closing bid price of its common shares between now and October 18, 2023, and will evaluate its options to regain compliance with Nasdaq Listing Rule 5450(a)(1) before such date.

About LumiraDx

LumiraDx Limited (Nasdaq: LMDX) is a next-generation point of care diagnostics company that is transforming community-based healthcare. Its actively controlled microfluidic technology provides fast, high performance and accessible diagnostic solutions wherever the patient is for nearly any testing scenario, creating unique testing options at the point of need.

The Company offers a broad menu of lab comparable tests on a single portable Platform, with more than 30 assays on the market and in the pipeline, covering infectious diseases, cardiovascular diseases, diabetes, and coagulation disorders. The Company also supports high-complexity laboratory testing in an accessible high-throughput format to leverage current molecular laboratory operations.

Founded in 2014 and based in the UK, LumiraDx's diagnostic testing solutions are being deployed globally by governments and leading healthcare institutions across laboratories, urgent care, physician offices, pharmacies, schools, and workplaces to help screen, diagnose, and monitor wellness as well as disease. More information on LumiraDx is available at www.lumiradx.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements related to future remedies of the Company’s non-compliance with Nasdaq Listing Rule 5450(a)(1) and actions that may be taken to regain compliance. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, including, among others, general economic, political and business conditions; changes in interest rates, inflation rates and global and domestic market conditions; obtaining or maintaining regulatory approval, authorization or clearance for our tests; and those factors discussed under the header "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission, or SEC, on April 13, 2022, in our report on Form 6-K that was filed with the SEC on August 16, 2022, and in other filings that we make with the SEC. Although LumiraDx believes that it has a reasonable basis for each forward-looking statement contained in this press release, LumiraDx cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. LumiraDx undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Contact: investors@lumiradx.com